Prospectus Supplement No. 4 to Prospectus dated October 8, 2004

Registration No. 333-112360 Filed Pursuant to Rule 424(b)(3)

Adept Technology, Inc.

Supplement No. 4

To

Prospectus Dated October 8, 2004

This prospectus relates to the disposition of up to 4,510,987 shares of Adept common stock or interests therein, on a post-reverse split basis, by the selling securityholders listed herein or their transferees. The shares offered and sold under this prospectus were issued in private transactions. The registration statement of which this prospectus is a part originally covered 22,740,816 shares of Adept common stock or interests therein, but now reflects a one-for-five reverse split of Adept’s common stock effective as of February 25, 2005. This Supplement amends and supplements certain information contained in the Prospectus about Adept and the selling securityholders. We encourage you to read this Supplement carefully with the Prospectus and all previous supplements.

Adept Technology, Inc. provides intelligent production automation products, components and services for assembly and material handling applications to customers in many industries. This customer industry mix varies considerably from period to period due to a variety of market and economic factors. Our customers integrate our comprehensive product portfolio of high performance automation components and application development software to deliver production solutions that meet increasingly complex manufacturing requirements. Our broad range of standard high-performance high-reliability automation products reduces the time and cost for our customers to design, engineer and launch new products into high-volume production. Adept’s commitment to long-term product service and support reduces the total cost of ownership of our products. We make available regular product upgrades that incorporate the latest technology advances, providing our customers with maximum manufacturing flexibility and ease of automation redeployment as they reconfigure their factories to produce new products. Our product range currently includes integrated real-time vision and multi-axis motion controls, machine vision systems and software, application development software, industrial robots, linear modules, and other flexible automation equipment. In recent years, we have expanded our robot product lines and developed advanced software and sensing technologies that enable robots to perform a wider range of functions.

Our common stock is traded on the Over-The-Counter Bulletin Board, or OTCBB, under the symbol “ADEO.” On February 25, 2005, the last reported sale price of our common stock on the OTCBB was $6.10 per share.

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS FOR OUR SHARES, WHICH ARE LISTED IN THE PROSPECTUS AND ON PAGE 2 OF THIS SUPPLEMENT.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 3, 2005

QUARTERLY REPORT ON FORM 10-Q

On February 15, 2005, we filed our Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2005. We hereby incorporate by reference into this Supplement and the Prospectus the Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2005.

A copy of our Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2005 is being provided to you along with this Supplement.

CURRENT REPORT ON FORM 8-K

On February 25, 2005, we filed with the SEC, a Current Report on Form 8-K, disclosing the amendment of our Articles of Incorporation to effect the reverse split, the amendment of the Bylaws to permit the issuance of uncertificated (i.e., “book-entry”) shares, and attaching a press release announcing the effectiveness of our one-for-five reverse split, the payment of cash in lieu of fractional shares in the reverse split and Adept’s new trading symbol. We hereby incorporate by reference into this Supplement and the Prospectus the Current Report on Form 8-K filed on February 25, 2005.

A copy of our Current Report on Form 8-K filed on February 25, 2005, including the exhibits to the Form 8-K, is being provided to you along with this Supplement.

Information about documents that have been incorporated by reference into the Prospectus is included in the section of the Prospectus captioned “Where You Can Find More Information About Us.”

We have amended our Articles of Incorporation to effect a reverse stock split at a one-for-five ratio.

There can be no assurance that the total market capitalization of Adept common stock (the aggregate value of all common stock at the then market price) after the proposed reverse stock split will be equal to or greater than the total market capitalization before the reverse stock split or that the per share market price of Adept common stock following the reverse stock split will increase in proportion to the reduction in the number of shares of Adept common stock outstanding before the reverse stock split. For example, based on the closing price on the OTCBB of Adept common stock on February 24, 2005 of $1.23, there can be no assurance that the post-split market price under a one-for-five ratio would be $6.15 per share or greater.

Accordingly, the total market capitalization of Adept common stock after the reverse stock split may be lower than the total market capitalization before the reverse stock split. Moreover, in the future, the market price of Adept common stock following the reverse stock split may not exceed or remain higher than the market price prior to the reverse stock split.

While the Board of Directors believes that a higher stock price may help generate investor interest, there can be no assurance that the reverse stock split will result in a per-share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. In addition, other factors such as the extent of analyst coverage may affect both institutional awareness of and interest in Adept. As a result, the trading liquidity of Adept’s common stock may not necessarily improve.

If the market price of Adept common stock declines after the reverse split, the percentage decline may be greater than would occur in the absence of a reverse stock split. The market price of Adept common stock will, however, also be based on Adept’s economic performance and other factors, which are unrelated to the number of shares of common stock outstanding. Furthermore, the liquidity of Adept common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Currently, trading of our common stock is thin and sporadic. As a result, orders that are significant in size can affect the price of our common stock. If the reverse stock split is effected, it will decrease the number of shares outstanding, giving individual orders the potential to create increased volatility in our stock price. Further, such thin trading may adversely impact the ability of shareholders to effect sales of Adept common stock of any meaningful volume. In addition, there is a chance that insufficient shares will be generally available to fulfill large institutional orders, thereby moderating institutional interest in the stock.

SELLING SECURITYHOLDERS

The table under the caption “Selling Securityholders” beginning on page 23 of the Prospectus is hereby supplemented and amended to update information as to the beneficial ownership of our outstanding shares of common stock as of February 28, 2005 by each of the selling securityholders, and as adjusted to reflect transfers by the selling securityholders, and the sale by the selling securityholders of shares in this offering. As of February 28, 2005, approximately 6,131,837 shares of our common stock were outstanding. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to February 28, 2005. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus or amendments to the registration statement of which this prospectus is a part, if and when necessary.

The information under the heading “Shares of Common Stock Beneficially Owned” is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock subject to options, warrants, or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from February 28, 2005 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.

We have assumed for purposes of the table below that the selling securityholders will sell all of the common stock and all of the common stock issuable upon conversion of any warrants or note pursuant to this prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholder will continue to be beneficially owned.

	Shares of Common Stock Beneficially Owned (including Warrant Shares)		Warrant Shares (1)	Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering
Selling Securityholders	Number	Percent (2)	Number	Number	Number	Percent
Jon D. Gruber and Linda W. Gruber (3)(10)	70,266	1.1%	22,222	66,666	3,600	*
J. Patterson McBaine (4)(10)	83,246	1.4%	22,222	66,666	16,580	*
Lagunitas Partners, L.P. (5)(10)	444,759	7.1%	133,333	399,999	44,760	*
Gruber & McBaine International (6)(10)	149,372	2.4%	44,444	133,332	16,040	*
Special Situations Fund III, L.P. (7)(11)	1,113,786	17.2%	333,340	1,112,520	1,266	*
Special Situations Cayman Fund, LP (7)(11)	371,230	6%	111,110	370,830	400	*
Special Situations Private Equity Fund, LP (7)(11)	742,560	11.7%	222,220	741,660	900	*
Special Situations Technology Fund, L.P. (7)(11)	122,610	2%	36,670	122,410	200	*
Special Situations Technology Fund II, L.P. (7)(11)	620,150	9.8%	185,550	619,250	900	*
JDS Uniphase Corporation (“JDSU”)	273,987	4.5%	0	273,987	0	0%
Tri-Valley Campus I, LLC	600,000	8.9%	0	600,000	0	0%

*	Less than 1%.

This table is based upon information supplied by the selling securityholders and Schedules 13D and 13G filed with the SEC, and amendments thereto.

(1)	Warrant Shares include shares of common stock which selling securityholders have the right to acquire through the exercise of warrants issued in the 2003 financing.

(2)	Applicable percentage of ownership for JDSU is based on 6,131,837 shares of common stock outstanding as of February 28, 2005. The number of shares outstanding for the calculation of percentage of ownership for Tri-Valley includes shares of common stock for which Tri-Valley has the right to acquire beneficial ownership through conversion of a convertible subordinated note issued by Adept to Tri-Valley on August 6, 2003. See Note 9 below for more information regarding Tri-Valley. The number of shares outstanding for the calculation of percentage of ownership for all selling securityholders other than JDSU and Tri-Valley includes the Warrant Shares each of the selling securityholders has the right to acquire upon any exercise of such selling securityholder’s Warrants.
(3)	“Shares of Common Stock Beneficially Owned” includes 44,444 shares of common stock purchased in the 2003 financing and 22,222 Warrant Shares, both covered by this prospectus, plus 3,600 shares of common stock otherwise owned by Jon D. Gruber and Linda W. Gruber not covered by this prospectus. Jon D. Gruber and Linda W. Gruber may also be deemed to indirectly beneficially own the 416,654 shares of common stock collectively owned by Lagunitas Partners, L.P., and Gruber and McBaine International, of which 355,554 shares were purchased in the 2003 financing and are covered by this prospectus, plus the 177,777 Warrant Shares collectively beneficially owned by Lagunitas Partners, L.P., and Gruber and McBaine International and covered by this prospectus, plus 121,920 shares of common stock collectively owned by certain other accounts managed by Gruber & McBaine Capital Management, LLC, plus 900 shares of common stock that are owned by certain accounts managed by Jon D. Gruber or that are owned by family members of Jon D.Gruber and Linda W. Gruber, which were not purchased in the 2003 financing and are not covered by this prospectus. See Note 10 below for more information regarding Jon D. Gruber and Linda W. Gruber’s affiliation with Gruber and McBaine Capital Management, LLC and its affiliates. The “Number of Shares Being Offered” includes 44,444 shares of common stock purchased in the 2003 financing and 22,222 Warrant Shares.
(4)	“Shares of Common Stock Beneficially Owned” includes 44,444 shares of common stock purchased in the 2003 financing and 22,222 Warrant Shares, both covered by this prospectus, plus 16,580 shares of common stock otherwise owned by J. Patterson McBaine not covered by this prospectus. J. Patterson McBaine may also be deemed to indirectly beneficially own the 416,654 shares collectively owned by Lagunitas Partners, L.P., and Gruber and McBaine International, of which 355,554 shares were purchased in the 2003 financing and are covered by this prospectus, plus the 177,777 Warrant Shares collectively beneficially owned by Lagunitas Partners, L.P., and Gruber and McBaine International and covered by this prospectus plus 121,910 shares of common stock collectively owned by certain other accounts managed by Gruber & McBaine Capital Management, LLC, plus 1,500 shares of common stock owned by an account managed by J. Patterson McBaine which were not purchased in the 2003 financing and are not covered by this prospectus. See Note 10 below for more information regarding J. Patterson McBaine’s affiliation with Gruber and McBaine Capital Management, LLC. The “Number of Shares Being Offered” includes 44,444 shares of common stock purchased in the 2003 financing and 22,222 Warrant Shares.
(5)	“Shares of Common Stock Beneficially Owned” includes 266,666 shares of common stock purchased in the 2003 financing and 133,333 Warrant Shares, both covered by this prospectus, plus 44,760 shares of common stock otherwise owned by Lagunitas Partners, LP not covered by this prospectus. The “Number of Shares Being Offered” includes 266,666 shares of common stock purchased in the 2003 financing and 133,333 Warrant Shares. See also Note 10 below.
(6)	“Shares of Common Stock Beneficially Owned” includes 88,888 shares of common stock purchased in the 2003 financing and 44,444 Warrant Shares, both covered by this prospectus, plus 16,040 shares of common stock otherwise owned by Gruber & McBaine International not covered by this prospectus, and does not include Warrant Shares. The “Number of Shares Being Offered” includes 88,888 shares of common stock purchased in the 2003 financing and 44,444 Warrant Shares. See also Note 10 below.
(7)	“Shares of Common Stock Beneficially Owned” includes shares of common stock purchased in the 2003 financing, acquired by transfer from another selling securityholder and Warrant Shares, plus shares of common stock otherwise owned by the Special Situations Fund entities not covered by this prospectus. Both “Shares of Common Stock Beneficially Owned” and the “Number of Shares Being Offered” include for Special Situations Fund III, L.P., 779,180 shares and 333,340 Warrant Shares, for Special Situations

Cayman Fund, LP, 259,720 shares and 111,110 Warrant Shares, for Special Situations Private Equity Fund, LP, 519,440 shares and 222,220 Warrant Shares, for Special Situations Technology Fund, L.P., 85,740 shares and 36,670 Warrant Shares, and for Special Situations Technology Fund II, L.P., 433,700 shares and 185,550 Warrant Shares. “Shares of Common Stock Beneficially Owned” also includes shares not offered under this prospectus in the following amounts: Special Situations Fund III, L.P., 1,266 shares, for Special Situations Cayman Fund, LP, 400 shares, for Special Situations Private Equity Fund, LP, 900 shares, for Special Situations Technology Fund, L.P., 200 shares, and for Special Situations Technology Fund II, L.P., 900 shares.

(8)	Includes shares of common stock issued pursuant to the JDSU Agreement, upon conversion of Adept convertible preferred stock. The JDSU Agreement terminates rights and obligations, including certain board observer rights and voting agreements previously held by JDSU under the Securities Purchase and Investor Rights Agreement, dated as of October 22, 2001, between JDSU and Adept, as well as a promissory note dated October 30, 2002 issued by Adept in favor of JDSU.
(9)	Reflects beneficial ownership of 600,000 shares of Adept common stock which Tri-Valley has the right to acquire upon conversion of a three year, $3,000,000 convertible subordinated note issued by Adept in favor of Tri-Valley, on August 6, 2003, bearing an interest rate of 6.0% and a right to convert into common stock at an exercise price of $5.00 per share. Under the terms of the convertible subordinated note, Tri-Valley may elect at any time to convert all or any part of the outstanding principal balance of the convertible subordinated note into shares of Adept common stock and the resulting shares carry certain rights, including piggyback registration rights, participation rights and co-sale rights in equity sales by Adept. The principal balance of the convertible subordinated note is $3,000,000, convertible into 600,000 shares of Adept common stock if Tri-Valley were to elect to convert 100% of the principal balance into Adept common stock. Adept may elect to convert interest owing under the convertible subordinated note into common stock. To the knowledge of Adept, Tri-Valley does not have ownership of any outstanding shares of common stock at this time and currently has no voting power or dispositive power over any outstanding shares of Adept common stock. Upon any election by Tri-Valley to convert amounts owing under the convertible subordinated note into shares of common stock, Tri-Valley may be deemed to have sole voting power over the common stock issued pursuant to the conversion and sole dispositive power over the common stock issued pursuant to the conversion. In addition, Tri-Valley is wholly owned by its managing member, Tri-Valley Technology Park LLC, referred to as TVTP. By reason of its position as managing member of Tri-Valley, TVTP may be deemed to have beneficial ownership of, and sole voting power and sole dispositive power over the common stock issued pursuant to any election by Tri-Valley to convert amounts owing under the convertible subordinated note. Lehman Brothers Holdings, Inc., a public entity, by reason of their indirect interest in TVTP have voting and dispositive power over the common stock issued pursuant to any election by Tri-Valley to convert amounts owing under the convertible subordinated note. Lehman Brothers Holdings, Inc. disclaims beneficial ownership over any such stock except to the extent of its pecuniary interest therein.
(10)	Gruber & McBaine Capital Management, LLC is the general partner of Lagunitas Partners, L.P. and the investment advisor to Gruber & McBaine International. Jon D. Gruber and J. Patterson McBaine are managers of Gruber & McBaine Capital Management, LLC, and they and Eric B. Swergold are portfolio managers for Gruber & McBaine Capital Management, LLC. Gruber & McBaine Capital Management, LLC has discretionary investment power over the portfolio securities held by Lagunitas Partners, L.P. and Gruber & McBaine International, and over the portfolio securities of certain other accounts managed by Gruber & McBaine Capital Management, LLC which collectively hold 121,920 shares of Adept’s common stock, including the power to vote such securities. Each of Jon D. Gruber and J. Patterson McBaine disclaims beneficial ownership of securities with respect to which indirect beneficial ownership is reported, except to the extent of his respective pro rata pecuniary interest therein. The address of each of Lagunitas Partners, L.P., Gruber & McBaine International, Jon D. Gruber, and J. Patterson McBaine is c/o Gruber & McBaine Capital Management, LLC, 50 Osgood Place, San Francisco, California 94133. The information contained in this table is derived from information provided by each of Lagunitas Partners, L.P., Gruber & McBaine International, Jon D. Gruber and J. Patterson McBaine.
(11)	MGP Advisors Limited (“MGP”) is the general partner of, and investment adviser to, Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. SST Advisers, L.L.C. is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. MG Advisers, L.L.C. is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are members of the MGP and SSTA, are principal owners of AWM and MG and share voting and investment control over all securities owned by these Special Situations Funds entities.

DESCRIPTION OF CAPITAL STOCK

As a result of our amendment of our Articles of Incorporation in connection with our reverse stock split on February 25, 2005, we are authorized to issue 15,000,000 shares of capital stock, consisting of 14,000,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock, no par value. As of February 28, 2005, approximately 6,131,837 shares of our common stock were issued and outstanding giving effect to the reverse split. Other terms and rights of our common stock and preferred stock (no shares of which are outstanding) were not amended.

You should refer to our Restated Articles of Incorporation, as amended, and Bylaws, as amended, and the agreements described below for more detailed information.

Warrants

1,111,112 of the shares of common stock offered by the Selling Securityholders in this prospectus are offered pursuant to warrants issued in connection with the 2003 financing as described in “2003 Financing” under “Selling Securityholders.” The warrants have a term of exercise expiring on November 18, 2008. The number of shares issuable upon exercise and the per share exercise price of the warrants is subject to adjustment in the case of any stock dividend, stock split, combination, capital reorganization, reclassification or merger or consolidation. Subject to certain exceptions, the per share exercise price of the warrants and the number of shares for which the warrants are exercisable are also subject to weighted average antidilution adjustment in the case of an issuance of shares of common stock or securities exercisable for or convertible into common stock, at a per share price less than the per share exercise price of the warrants then in effect. The warrants are exercisable at any time commencing May 18, 2004 and prior to their expiration date by delivering the warrant certificates to us, together with a completed election to purchase and the full payment of the exercise price or by means of a “net exercise feature under which Adept does not receive any cash, but rather, the number of shares issued upon exercise is net of the number of shares withheld by Adept in lieu of payment of the exercise price. Under limited circumstances, where the closing price of Adept common stock is at least $12.50, subject to any adjustment for stock splits and similar events, for 20 consecutive trading days during which a registration statement covering the warrant shares is effective for at least 15 trading days, Adept may call the cash exercise of the warrants. The call right is subject to a 30 day advance notice by Adept, which notice period must be extended for a number of days equal to the number of days for which the registration statement covering the warrant shares is not effective.

Convertible Note

In connection with the lease restructuring, we issued a three year, $3.0 million convertible subordinated note due June 30, 2006 in favor of the landlord, Tri-Valley, bearing an annual interest rate of 6.0%, which is subordinated to our receivables purchase facility with Silicon Valley Bank. Principal and interest are payable in cash, unless the landlord elects to convert the note into Adept’s common stock, in which case interest on the principal amount converted may be paid, at the election of Adept, in cash, by converting such interest into principal amount or by issuance of Adept common stock. The note is convertible at any time at the option of the holder into common stock at a conversion price of $5.00 per share and the resulting 600,000 shares (assuming full conversion) carry certain other rights, including piggyback registration rights and co-sale rights in equity sales by Adept or its management. Payment under the note will be accelerated in the event of a default, including the insolvency or bankruptcy of Adept, Adept’s failure to pay its obligations under the note when due, Adept’s default on certain material agreements, including the Livermore lease, the occurrence of a material adverse change with respect to Adept’s business or ability to pay its obligations under the note, or a change of control of Adept without the landlord’s consent.

Transfer Agent and Registrar; Market

The transfer agent and registrar for our common stock is Mellon Investor Services LLC. Our common stock is traded on the OTCBB under the symbol “ADEO.”

4,510,987 Shares

Adept Technology, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Dated March 3, 2005